Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form F-3 No. 333-226611) of our reports dated February 27, 2021, with respect to the consolidated statements of financial position as of December 31, 2020 and 2019 and the related consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, and the consolidated cash flows statement for each of the two years in the period ended December 31, 2020, and the related notes, of Atlantica Sustainable Infrastructure plc, and the effectiveness of Atlantica Infrastructure plc’s internal control over financial reporting included in its Annual Report (Form 20-F) as of December 31, 2020, filed with the Securities and Exchange Commission.

/s/Ernst & Young, S.L.

Madrid, Spain
March 1, 2021